

NEW YORK ST
05054684
PE
12-31-04
MAY 1 9 2005
PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL


# SIEBERT

Siebert Financial Corp. • 2004 Annual Report



Siebert Financial Corp. (the "Company") is a holding company organized under the laws of the State of New York conducting retail discount brokerage and corporate investment banking throughout the country, and a floor brokerage business on the New York Stock Exchange. The Company's retail discount brokerage business is conducted through its wholly-owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), which has seven offices. Siebert, through its Retail division, provides discount brokerage and related services to its retail investor accounts via branch offices, telephone, the Internet and wireless devices.

Siebert Capital Markets offers institutional clients equity and fixed income execution services on an agency basis as well as equity and fixed income underwriting and investment banking services. Through the institutional research group, Siebert provides institutions with analysis and investment recommendations in the consumer products, financial services, healthcare and telecom sectors. Through Women's Financial Network, Inc., a wholly-owned subsidiary, the Company offers financial products and financial education predominantly to women investors.

Muriel F. Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman, President and Chief Executive Officer of the Company and, as of April 2005, owns approximately 90% of the outstanding Common Stock of the Company.

The Company believes that it is the most prominent Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country, which through Siebert, is a New York Stock Exchange member. Moreover, the Company is also prominent as a Minority and Women's Business Enterprise ("MWBE") in the tax exempt underwriting business through Siebert's 49%-owned affiliate, Siebert Brandford Shank & Co., L.L.C.

Siebert was incorporated on June 16, 1969, under the laws of the State of Delaware. The principal executive offices of the Company and Siebert are located at 885 Third Avenue, Suite 1720, New York, NY 10022. The telephone number is (212) 644-2400. The Web site is located at www.siebertnet.com.

May 2005

*Dear Fellow Shareholders:*

The year 2004 was notable for a return to economic growth accompanied by the Federal Reserve Board's series of quarter point increases in interest rates, which had been at historic lows. The price of oil hit record highs, yet inflation remained in check. Corporate profits rose to record levels, employment improved and consumer confidence rose. Investors returned to the stock market but continued to be wary and reactive to economic reports and new developments.

## *Financial Performance*

Your Company benefited from this momentum. Total 2004 revenue was $28.1 million, up $3.4 million, or 13.8 percent, from 2003. Commissions and fees from the retail and institutional businesses were up 16.3 percent year over year to $23.8 million. Net income of $523,000, or $.02 cents per share, was an improvement over 2003 net income of $123,000, or $.01 per share.

We continue to pursue our $44.4 million lawsuit against Intuit for breach of contract, breach of fiduciary duty, misrepresentation and other claims related to the strategic alliance we had with that firm. Our attorneys are pleased that Intuit was denied the last possible of five attempts to change the nature and jurisdiction of the case from a litigation in New York to an arbitration in California.



## *Acquisitions*

As the discount stock brokerage business continues to mature, competition has intensified. We are in an excellent position to take advantage of the trend toward consolidation with a balance sheet consisting of assets that are 76 percent liquid, and no debt. Growth by acquisition continues to be one of our long-term strategies. In early 2004, we acquired the retail brokerage accounts of Wall Street Discount Corporation, consisting primarily of clients in the tri-state New York and Florida areas where Muriel Siebert & Co., Inc. is one of the largest independent discount brokerage firms. We continue to evaluate the marketplace for appropriate acquisition candidates.



## *Municipal Underwriting*

Siebert Brandford Shank & Co., L.L.C. (SBS), Siebert's 49 percent-owned affiliate, had earnings of $3.5 million in 2004 on revenues of $17.2 million, compared with $14.6 million in revenue and $3.9 million in earnings in 2003. SBS served as lead manager on 19 negotiated new issues totaling over $2.2 billion, including underwritings of $300 million for the State of Connecticut, $240 million for Detroit Water, $403 million for Harris County, Texas, and $150 million for New York City Municipal Water. SBS also co-managed 163 new issues totaling over $66 billion, including underwritings for the states of California, Connecticut, Florida, Georgia, Illinois, Michigan, New Jersey, New York and Texas and the cities of Atlanta, Chicago, Dallas, Detroit, Houston, Los Angeles, New York and St. Louis. Due to growth in its business, SBS expanded into new offices at 100 Wall Street. It is important to note that Siebert's financial statement only reports on its 49 percent share of the profit or loss of SBS.

## *Retail Brokerage Services*

Against a backdrop of fierce competition, the high-quality customer service and value-added product offering of your Company's discount brokerage business continue to receive accolades from respected independent authorities. Siebert is the only broker to rank in *SmartMoney's* top three discount brokers for the past seven years, and *Kiplinger's* top three online brokers for the most recent five surveys, including #1 in 2002 and 2004. Siebert received one of the top three rankings awarded by *Barron's* in its 2002 through 2005 Online Brokers Surveys. These honors recognize the success of our customer-focused approach.

We continue to enhance our SiebertNet online brokerage service with features deemed important by our sophisticated client base, including SmartMoney.com's Exchange Traded Fund (ETF) Education Center and detailed research; online trading of complex options and Optionetics options trading education and research; before-hours ECN trading; multiple order entry; and a new, more user-friendly order-ticket design.

To maintain competitive pricing, we continue to negotiate our commissions and margin rates for accounts that are large or active. We believe that investors want exceptional service, so we have maintained our strategy of combining high-quality personal attention with a full range of discount brokerage products and services, all at a fair price with no hidden fees. We treat our customers as valued clients and their appreciation is evident: Every week, over 50 percent of our new accounts are referred by or related to satisfied clients.

Our approach appeals to self-directed individual investors seeking excellent value for their commission dollars from a firm they trust. They value the integrity of an independent firm that remains



committed to obtaining the best price execution, does not internalize customer orders and is not owned or controlled by any large institution or market maker. The investing public also values our ability to work large and sensitive orders on the floor of the New York Stock Exchange and on Nasdaq, to manage complex and advanced options strategies and to direct their orders to their preferred market center or electronic communications network (ECN). Our seasoned brokerage professionals are skilled in the latest trading tools and technology, positioning us well for the challenges of competing in the evolving world of high-speed electronic transactions. We believe the appeal of our business proposition has never been higher and we remain committed to enhancing it.

## *Excess SIPC Account Protection*

Insurance underwriters that had been providing brokers and investors with excess SIPC protection for customer brokerage account assets announced that they would discontinue this coverage. As a result, Schwab, Banc of America Investment Services Inc. (formerly Quick & Reilly), TD Waterhouse, E*Trade and Ameritrade are among the firms that currently offer investors only limited account protection and are also subject to aggregate limits on the total coverage they carry as brokerage firms. Siebert remains one of the few leading discount brokers whose customers receive unlimited account protection for the total net equity of their accounts, a significant competitive advantage for us.

## *Institutional Brokerage*

Our Siebert Capital Markets division (SCM) continues to provide high-quality brokerage services to both institutional investors and issuers of equity and fixed-income securities. In 2004, we substantially expanded the scope of our institutional offering by enhancing our trading and underwriting capabilities through Siebert Capital Markets and introducing institutional research through Muriel Siebert & Co., Inc. This expansion strengthens our ability to balance out the cyclical nature of our retail brokerage business.

As part of the expansion, we added seven capital market professionals and two direct-access brokers on the floor of the New York Stock Exchange. Our investment banking team has acted as co-manager or underwriter in more than $32 billion of global equity offerings and $70 billion in global corporate bond offerings since January 2002. In 2004, we acted as co-manager or syndicate member in underwritings for Google, Dreamworks, Genworth Financial, Domino's Pizza and Freescale Semiconductor. Our trading desk and investment banking professionals have more than 75 years of combined experience and, backed by the latest information technology and systems, offer value-added services to some of the nation's largest investment managers, corporations, public retirement



systems and private institutions. The institutional research group produces in-depth analysis and institutional investment recommendations in the consumer products, financial services, healthcare and telecom sectors.

### *Stock Buy Back*

On May 15, 2000, the Board of Directors of the Company authorized the repurchase of up to one million shares of the Company's common stock. Through December 31, 2004, the Company had purchased 901,616 shares at an average price of $4.54 per share. The Company intends to continue acquiring shares pursuant to its stock repurchase program based upon the price of the stock and in accordance with applicable rules and regulations.

### *A Strong Foundation*

We continue to operate on conservative business principles. Our balance sheet remains sound, with $42 million in assets at year-end, of which $32 million is in cash or cash equivalents, positioning us well for further growth and expansion. Our customer base appreciates the quality personal services and value we offer. Our commitment to providing the best discount brokerage services is absolute, as is our dedication to integrity. We are pursuing high-potential opportunities throughout our core and ancillary businesses. We look forward to building on this strong foundation, as we begin another year of shared progress and achievement, continuing to enhance the value and extend the scope of your Company.

Thank you for your support,



Muriel Siebert
Chairwoman, President and Chief Executive Officer

P.S. We encourage all shareholders to take advantage of the Shareholder Discount Program through which holders of at least 100 Siebert shares can receive a 10 percent commission discount plus two free trades per year. For specific details, please contact James Burzynski, Manager, New Accounts at 800-872-0711 and identify yourself as a shareholder. The New Accounts Department is open from 7:30 am to 7:30 pm ET, Monday – Friday.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

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# Form 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended: December 31, 2004**

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

**Commission file number 0-5703**

---

# Siebert Financial Corp.

**(Exact name of registrant as specified in its charter)**

---

| **New York**<br>**(State or other jurisdiction of incorporation or organization)** | **11-1796714**<br>**(I.R.S. Employer Identification No.)** |
|---|---|
| **885 Third Avenue, New York, New York**<br>**(Address of principal executive offices)** | **10022**<br>**(Zip Code)** |

**(212) 644-2400**
**Registrant's telephone number**

---

Securities registered under Section 12(b) of the Exchange Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **NONE** | **NONE** |

Securities registered under Section 12(g) of the Exchange Act:

**COMMON STOCK, PAR VALUE $.01 PER SHARE**
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (ss. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The number of shares of the Registrant's outstanding Common Stock, as of March 9, 2005, was 22,084,587 shares. The aggregate market value of the Common Stock held by non-affiliates of the registrant (based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2004), was $7,362,139.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before April 30, 2005, incorporated by reference into Part III.

**Special Note Regarding Forward-Looking Statements**

Statements in this Annual Report on Form 10-K, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks and uncertainties and known and unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future expressed or implied by such forward looking statements, including without limitation: changes in general economic and market conditions; changes and prospects for changes in interest rates; fluctuations in volume and prices of securities; demand for brokerage and investment banking services; competition within and without the discount brokerage business, including the offer of broader services; competition from electronic discount brokerage firms offering greater discounts on commissions than the Company; the prevalence of a flat fee environment; decline in participation in equity or municipal finance underwritings; limited trading opportunities; the method of placing trades by the Company's customers; computer and telephone system failures; the level of spending by the Company on advertising and promotion; trading errors and the possibility of losses from customer non-payment of amounts due; other increases in expenses and changes in net capital or other regulatory requirements.

## PART I

## Item 1. BUSINESS

### General

Siebert Financial Corp. (the "Company") is a holding company that conducts its retail discount brokerage and investment banking business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., a Delaware corporation ("Siebert"). Muriel Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President and owns approximately 90% of the outstanding common stock, par value $.01 per share (the "Common Stock") of the Company.

The Company's principal offices are located at 885 Third Avenue, New York, New York 10022, and its phone number is (212) 644-2400. The Company's Internet address is www.siebertnet.com. The Company's SEC filings are available through its website, where you are able to obtain copies of the Company's public filings free of charge. The Company's Common Stock trades on the Nasdaq National Market under the symbol "SIEB".

### Business Overview

Siebert's principal activity is providing Internet and traditional discount brokerage and related services to retail investors and, through its wholly owned subsidiary, Siebert Woman's Financial Network, Inc ("WFN"), engages in providing products, services and information all uniquely devoted to woman's financial needs. Through its Capital Markets division, Siebert also offers institutional clients equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country. In addition, Siebert, Brandford, Shank & Co., LLC ("SBS"), a company in which Siebert holds a 49% ownership interest, is the largest Minority and Women's Business Enterprise ("MWBE") in the tax-exempt underwriting business in the country.

### The Retail Division

**Discount Brokerage and Related Services.** Siebert became a discount broker on May 1, 1975, a date that would later come to be known as "May Day." Siebert believes that it has been in business and a member of The New York Stock Exchange, Inc. (the "NYSE") longer than any other discount broker. In 1998, Siebert began to offer its customers access to their accounts through SiebertNet, its Internet website. Siebert's focus in its discount brokerage business is to serve retail clients seeking a wide selection of quality investment services, including trading through a broker on the telephone, through a wireless device or via the Internet, at commissions that are substantially lower than those of full-commission firms and competitive with the national discount brokerage firms. Siebert clears its securities transactions on a fully disclosed basis through National Financial Services Corp. ("NFS"), a wholly owned subsidiary of Fidelity Investments.

Siebert serves investors who make their own investment decisions. Siebert seeks to assist its customers in their investment decisions by offering a number of value added services, including easy access to account information. Siebert's representatives are available to assist customers with information via toll-free 800 service Monday through Friday between 7:30 a.m. and 7:30 p.m. Eastern Time. Through its SiebertNet, Mobile Broker, inter-active voice recognition and Siebert MarketPhone services, 24-hour access is available to customers.

**Independent Retail Execution Services.** Siebert offers what it believes to be the best possible trade executions for customers. Siebert does not make markets in securities, nor does it take positions against customer orders.

Siebert's listed orders are routed in a manner intended to afford its customers the opportunity for price improvement on all orders. Through a service called NYSE Prime™, Siebert also has the ability to document to customers all price improvements received on orders executed on the NYSE when orders are filled at better than the National Best Bid/Offer.

Siebert's over the counter orders are executed through a network of Nasdaq market makers with no single market maker executing all trades. The firm also offers customers execution services through Nasdaq's SelectNet™ and Reuters' Instinet™ systems for an additional fee. These systems give customers access to all Electronic Communication Networks listed on SelectNet™ and to Instinet™ before and after regular market hours. Siebert believes that its over-the counter executions afford its customers the best possible opportunity for consistent price improvement.

Customers may also indicate online interest in buying or selling fixed income securities, including municipal bonds, corporate bonds, mortgage-backed securities, Government Sponsored Enterprises, Unit Investment Trusts or Certificates of Deposit. These transactions are serviced by registered representatives.

**Retail Customer Service.** Siebert believes that superior customer service enhances its ability to compete with larger discount brokerage firms and therefore provides retail customers, at no additional charge, with personal service via toll-free access to dedicated customer support personnel for all of its products and services. Customer service personnel are located in each of Siebert's branch offices. Siebert presently has retail offices in New York, New York, Jersey City, New Jersey, Boca Raton, Surfside, Palm Beach and Naples, Florida and Beverly Hills, California. Siebert uses a proprietary Customer Relationship Management System that enables representatives, no matter where located, to view a customer's service requests and the response thereto. Eventually, it is intended that this system will also allow customers to enter their requests directly into the system and track the response. Siebert's telephone system permits the automatic routing of calls to the next available agent having the appropriate skill set.

**Retirement Accounts.** Siebert offers customers a variety of self-directed retirement accounts for which it acts as agent on all transactions. Custodial services are provided through an affiliate of NFS, the firm's clearing agent, which also serves as trustee for such accounts. Each IRA, SEP IRA, ROTH IRA, 401(k) and KEOGH account can be invested in mutual funds, stocks, bonds and other investments in a consolidated account.

**Customer Financing.** Customers margin accounts are carried through Siebert's clearing agent, lends customers a portion of the market value of certain securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting customers to engage in margin, short sale or any transaction, Siebert assumes the risk of its customers' failure to meet their obligations in the event of adverse changes in the market value of the securities positions. Both Siebert and its clearing agents reserve the right to set margin requirements higher than those established by the Federal Reserve Board.

Siebert has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. Managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, accounts are monitored closely until their payment obligation is completed; if the customer does not meet the commitment, steps are taken to close out the position and minimize any loss. Siebert has not had significant credit losses in the last five years.

**Information and Communications Systems.** Siebert's operations rely heavily on information processing and communications systems which are provided by Siebert's clearing agent. The system for processing securities transactions is highly automated. Registered representatives utilize personal computer workstations to access customer account information, obtain securities prices and related information and enter and confirm orders through dedicated lines to Siebert's clearing agents.

Siebert maintains a computer network to support its customer service messaging systems, as well as other applications such as record keeping and direct customer access to marketing information. Through its clearing agents, Siebert's computers are linked to the major registered United States securities exchanges, the National Securities Clearing Corporation and The Depository Trust Company. Failure of Siebert's redundant private lines local area networks or communication systems for a significant period of time could limit the ability to process a large volume of transactions accurately and rapidly. This could result in Siebert being unable to satisfy its obligations to customers and other securities firms, and in such an event could result in regulatory violations. External events, such as an earthquake or massive power failure, loss of redundant external information feeds, such as security price information, as well as massive internal malfunctions, could render part or all of such systems inoperative.

To enhance the reliability of its systems and backup data, Siebert maintains redundancies, backup plans and recovery functions including backup trading facilities.

Siebert's communications systems include a voice system that allows calls to be answered by the next available agent having the appropriate skill set for the incoming call. Data is delivered to branches over a frame relay system and is backed up by an ISDN network. Call center software provides statistical reports, such as time on hold, duration of calls and the number of calls handled by each agent. The vendor of the communications system monitors these systems on a twenty-four hour a day, seven day a week basis and can make software repairs remotely.

**Current Developments**

In February 2004, Siebert agreed to acquire certain retail discount brokerage accounts from Wall Street Discount Corp. These accounts were transferred to Siebert in April 2004.

In June 2004, Siebert expanded its Capital Markets Group ("SCM") and New York Stock Exchange ("NYSE") Floor Operations. SCM provides high-quality brokerage service to both institutional investors and issuers of equity and fixed-income securities. The NYSE Floor Operation provides institutional investors with direct access to Siebert's trading professionals in the NYSE floor.

Siebert filed a lawsuit against Intuit, Inc. ("Intuit"), in New York State Supreme Court on September 17, 2003 (the "Intuit Lawsuit"), seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in a decision of the Supreme Court dated January 7, 2004. Intuit's motion to reargue the Court's decision was denied by the Court in a decision dated June 7, 2004. Intuit appealed both decisions to the Appellate Division of the Supreme Court. By a unanimous decision and order dated October 28, 2004, the Appellate Division affirmed the lower Court's January 7, 2004 decision, denying Intuit's motion to compel arbitration and stay litigation. By further order of the Appellate Division dated January 4, 2005, Intuit's motion for reargument or for leave to appeal to the Court of Appeals was denied. On February 7, 2005, Intuit made a motion directly to the Court of Appeals for leave to appeal to that Court from the Appellate Division's order of October 28, 2004. Intuit's motion and Siebert's answering papers were submitted to the Court of Appeals for decision on February 22, 2005. By a decision announced on March 29, 2005, the court of Appeals denied Intuit's motion for leave to appeal, thereby ending any controversy over Siebert's right to litigate in court rather than arbitrate. In addition, Intuit has also moved in the Supreme Court, on February 4, 2005, to dismiss five of the six causes of action asserted by Siebert in the Intuit Lawsuit. Siebert's answering papers and Intuit's reply papers on that motion are scheduled to be submitted to the Supreme Court on April 11, 2005.

As previously disclosed, Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing"). Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should be returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial positions. Siebert has decided not to commence proceedings against Pershing at the present time. As a result, Siebert has charged the $1,500,000 advance to Pershing against income in the fourth quarter of 2004 since recent communication indicated that Pershing and the Company cannot resolve this matter.

On May 15, 2000, the board of directors of the Company authorized the repurchase of up to 1,000,000 shares of the Company's common stock. Shares will be purchased from time to time, in the discretion of the Company, in the open market and in private transactions. Through December 31, 2004, 901,616 shares have been purchased at an average price of $4.54 per share. The Company intends to continue acquiring shares pursuant to its stock repurchase program based upon the price of the stock and in accordance with applicable rules and regulations.

### The Capital Markets Division

In 1991, Siebert created its Capital Markets Group ("SCM") division, which serves as a co-manager, underwriting syndicate member, or selling group member on a wide spectrum of securities offerings for corporations and Federal agencies.

Principal activities of the Capital Markets Division are investment banking and institutional equity execution services. In June 2004, Siebert expanded its SCM and New York Stock Exchange ("NYSE") Floor Operations. SCM provides high-quality brokerage service to both institutional investors and issuers of equity and fixed-income securities. The NYSE Floor Operation provides institutional investors with direct access to Siebert's trading professionals on the NYSE floor.

During 1996, Siebert formed the Siebert, Brandford, Shank division of the investment banking group to enhance the activities of Siebert's tax exempt underwriting. The operations of the Siebert, Brandford, Shank division were moved on July 1, 1998, to a newly formed entity, SBS. Two individuals, Mr. Napoleon Brandford and Ms. Suzanne F. Shank, own 51% of the equity and are entitled to 51% of the net profits of SBS and Siebert is entitled to the balance. Through its investment in SBS, Siebert has become a more significant factor in the tax exempt underwriting area, and expects to enhance its government and institutional relationships, as well as the breadth of products that can be made available to retail clients. During 2004, SBS served as the lead manager of over $2 billion of negotiated municipal new issues and served as a co-manager in over $66 billion of negotiated municipal new issues.

Since its inception, the Siebert, Brandford, Shank division and its successor SBS have co-managed offerings of approximately $317 billion and lead managed offerings of approximately $12 billion. Clients include the States of California, Texas, Washington, Ohio and Michigan and the Cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis.

SBS operates out of offices in San Francisco, New York, Seattle, Houston, Chicago, Detroit, Los Angeles, Washington, DC, San Antonio, Anchorage, Miami and Dallas.

Certain risks are involved in the underwriting of securities. Underwriting syndicates agree to purchase securities at a discount from the initial public offering price. An underwriter is exposed to losses on the securities that it has committed to purchase if the securities must be sold below the cost to the syndicate. In the last several years, investment banking firms have increasingly underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction. Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered.

### Advertising, Marketing And Promotion

Siebert develops and maintains its retail customer base through printed advertising in financial publications, broadcast commercials over national and local cable TV channels, as well as promotional efforts and public appearances by Ms. Siebert. Additionally, a significant number of the firm's new accounts are developed directly from referrals by satisfied customers.

### Competition

Siebert encounters significant competition from full-commission, online and discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger and better capitalized than Siebert. The reduced volume of trading starting in early 2001 is leading to consolidation in the industry in both the online and traditional brokerage business. Siebert believes that additional competitors such as banks, insurance companies, providers of online financial and information services and others will continue to be attracted to the online brokerage industry as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Some such firms are offering their services over the Internet and have devoted more resources to and have more elaborate websites than Siebert. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert believes that its main competitive advantages are high quality customer service, responsiveness, cost and products offered, the breadth of product line and excellent executions.

**Regulation**

The securities industry in the United States is subject to extensive regulation under both Federal and state laws. The Securities and Exchange Commission ("SEC") is the Federal agency charged with administration of the Federal securities laws. Siebert is registered as a broker-dealer with the SEC, and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers ("NASD"). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which is Siebert's primary regulator with respect to financial and operational compliance. These self-regulatory organizations adopt rules (subject to approval by the SEC) governing the industry and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. Siebert is registered as a broker-dealer in 50 states, the District of Columbia and Puerto Rico.

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers and investment advisers. The SEC, self-regulatory organizations and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer or an investment adviser, its officers or its employees.

On March 4, 2005, Siebert consented without admitting or denying guilt to a $45,000 fine and censure by the NYSE due to findings of books-and-records, financial, operational and supervisory deficiencies. This action was based on technical record keeping and administrative deficiencies and there were no complaints from and no losses to any Siebert customers. As the NYSE expressly noted, Siebert had no prior disciplinary history in its 37 years in business.

As a registered broker-dealer and NASD member organization, Siebert is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through it's clearing agent, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account. Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the Municipal Securities Rulemaking Board to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

**Net Capital Requirements**

As a registered broker-dealer, Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Net Capital Rule"), which has also been adopted by the NYSE. Siebert is a member firm of the NYSE and the NASD. The Net Capital Rule specifies minimum net capital requirements for all registered broker-dealers and is designed to measure financial integrity and liquidity. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE and the NASD, certain punitive actions by the SEC and other regulatory bodies and, ultimately, may require a firm's liquidation.

Regulatory net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. These deductions include charges that discount the value of security positions held by Siebert to reflect the possibility of adverse changes in market value prior to disposition.

The Net Capital Rule requires notice of equity capital withdrawals to be provided to the SEC prior to and subsequent to withdrawals exceeding certain sizes. The Net Capital Rule also allows the SEC, under limited circumstances, to restrict a broker-dealer from withdrawing equity capital for up to 20 business days. The Net Capital Rule of the NYSE also provides that equity capital may not be drawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.

Under applicable regulations, Siebert is required to maintain regulatory net capital of at least $250,000. At December 31, 2004 and 2003, Siebert had net capital of $16.9 million and $15.4 million, respectively. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

**Employees**

As of March 10, 2005, the Company had approximately 103 employees, six of whom were corporate officers. None of the employees is represented by a union, and the Company believes that relations with its employees are good.

**Item 2. PROPERTIES**

Siebert currently maintains seven retail discount brokerage offices. Customers can visit the offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of Siebert's activities are conducted on the Internet or by telephone and mail.

Siebert operates its business out of the following seven leased offices:

| Location | Approximate Office Area in Square Feet | Expiration Date of Current Lease | Renewal Terms |
|---|---|---|---|
| Corporate Headquarters, Retail and Investment Banking Office<br>885 Third Ave.<br>New York, NY 10022 | 7,828 | 12/31/06 | None |
| Retail Offices | | | |
| 9693 Wilshire Boulevard<br>Beverly Hills, CA 90212 | 1,000 | 12/31/06 | 1 year option |
| 4400 North Federal Highway<br>Boca Raton, FL 33431 | 2,438 | 5/31/09 | None |
| 111 Pavonia Avenue(1)<br>Jersey City, NJ 07310 | 7,768 | 6/30/07 and 6/30/09 | 5 year option on a portion of space |
| 400 Fifth Avenue – South<br>Naples, FL 33940 | 1,008 | 4/30/05 | None |
| 240A South County Road<br>Palm Beach, FL 33480 | 770 | 12/31/05 | None |
| 9569 Harding Avenue<br>Surfside, FL 33154 | 1,150 | 4/30/07 | None |

(1) Certain of the Company's administrative and back office functions are performed at this location.

The Company believes that its properties are in good condition and are suitable for the Company's operations.

**Item 3. LEGAL PROCEEDINGS**

See Part I-Item 1 "Business-Current Developments" and Part I-Item 7"Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to the Company's lawsuit against Intuit Inc. which was filed in New York State Supreme Court, County of New York on September 17, 2003 alleging among other things, Intuit's breach of contractual obligations, breach of fiduciary duties and misrepresentation and/or fraud, all relating to the Joint Brokerage services conducted under the Strategic Alliance Agreement between Siebert and Intuit.

In addition, the Company is involved in various routine lawsuits of a nature deemed by the Company customary and incidental to its business. In the opinion of management, the ultimate disposition of such actions will not have a material adverse effect on the financial position or results of operations.

## Item 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

No matter was submitted to a vote of shareholders during the fourth quarter of the fiscal year ended December 31, 2004.

## PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the Nasdaq Stock Market under the symbol "SIEB". The high and low sales prices of the Company's common stock reported by Nasdaq during the following calendar quarters were:

| | High | Low |
|---|---|---|
| First Quarter - 2003 | $ 2.77 | $ 2.18 |
| Second Quarter - 2003 | $ 5.40 | $ 2.27 |
| Third Quarter - 2003 | $ 5.40 | $ 4.13 |
| Fourth Quarter - 2003 | $ 4.35 | $ 2.50 |
| First Quarter - 2004 | $ 4.69 | $ 3.41 |
| Second Quarter - 2004 | $ 5.32 | $ 3.64 |
| Third Quarter - 2004 | $ 4.35 | $ 2.74 |
| Fourth Quarter - 2004 | $ 4.20 | $ 2.94 |
| January 1, 2005 - March 11, 2005 | $ 3.95 | $ 3.17 |

On March 11, 2005, the closing price of the Company's common stock on the Nasdaq Stock Market was $3.45 per share. There were 155 holders of record of the Company's common stock and more than 2,500 beneficial owners of common stock on March 5, 2005.

### Dividend Policy

The Company paid no cash dividends to its shareholders in 2004, 2003 and 2002. Ms. Siebert, the majority shareholder of the Company, has waived her right to receive the dividends declared by the Company to date although she intends to participate in dividends declared in the future. The Board of Directors of the Company periodically considers whether to declare dividends. In considering whether to pay such dividends, the Company's Board of Directors will review the earnings of the Company, its capital requirements, its economic forecasts and such other factors as are deemed relevant. Some portion of the Company's earnings will be retained to provide capital for the operation and expansion of its business.

### Issuer Purchase Of Equity Securities

The following table sets forth information regarding the Company's purchase of its common stock on a monthly basis during the fourth quarter of 2004:

| Period | Total Number Of Shares Purchased During Period | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans[1] | Maximum Number of Shares That May Yet Be Purchased Under The Plan |
|---|---|---|---|---|
| October 2004 | — | — | 898,716 | 101,284 |
| November 2004 | 600 | $ 3.13 | 899,316 | 100,684 |
| December 2004 | 2,300 | $ 3.09 | 901,616 | 98,384 |
| Total | 2,900 | $ 3.10 | 901,616 | 98,384 |

(1) On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions.

## Item 6. SELECTED FINANCIAL DATA

(In thousands except share and per share data)

**The Following Selected Financial Information Should Be Read In Conjunction With The Company's Consolidated Financial Statements And The Related Notes Thereto.**

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Income statement data: | | | | | |
| Total Revenues | $ 28,104 | $ 24,696 | $ 24,104 | $ 32,020 | $ 44,341 |
| Net income (loss) | $ 533 | $ 123 | $ (1,633) | $ 2,488 | $ 7,999 |
| Net income (loss) per share of common stock | | | | | |
| Basic | $ 0.02 | $ 0.01 | $ (0.07) | $ 0.11 | $ 0.35 |
| Diluted | $ 0.02 | $ 0.01 | $ (0.07) | $ 0.11 | $ 0.34 |
| Weighted average shares outstanding (basic) | 22,113,228 | 22,305,369 | 22,403,990 | 22,438,719 | 22,886,100 |
| Weighted average shares outstanding (diluted) | 22,276,562 | 22,453,538 | 22,403,990 | 22,698,934 | 23,265,897 |
| Statement of financial condition data (at year-end): | | | | | |
| Total assets | $ 41,560 | 40,026 | $ 40,451 | $ 42,129 | $ 41,428 |
| Total liabilities excluding subordinated borrowings | $ 6,460 | $ 4,891 | $ 4,784 | $ 4,829 | $ 4,744 |
| Stockholders' equity | $ 35,100 | $ 35,135 | $ 35,667 | $ 37,300 | $ 36,684 |

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto contained elsewhere in this Annual Report.

The overall market conditions improved in 2004 and as a result client activity improved as well. Consequently, customer trading activity increased for the Company, as well as for the entire brokerage industry.

Competition continued to intensify among all types of brokerage firms, including established discount brokers and new firms entering the on-line brokerage business. Electronic trading continues to account for an increasing amount of trading activity, with some firms charging very low trading execution fees that are difficult for any conventional discount firm to meet. Some of these brokers, however, impose asset based charges for services such as mailing, transfers and handling exchanges which the Company does not currently impose, and also direct their orders to market makers where they have a financial interest. Continued competition could limit the Company's growth or even lead to a decline in the Company's customer base, which would adversely affect its results of operations. Industry-wide changes in trading practices, such as the New York Stock Exchange's Hybrid Market proposal and the increasing use of Electronic Communications Networks, are expected to put continuing pressure on commissions/fees earned by brokers while increasing volatility.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions. Through March 14, 2005, 901,616 shares have been purchased at an average price of $4.54 per share.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and prices of securities, changes and the prospect of changes in interest rates, and demand for brokerage and investment banking services, all of which can affect the Company's profitability. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

Siebert filed a lawsuit against Intuit, Inc. ("Intuit"), in New York State Supreme Court on September 17, 2003 (the "Intuit Lawsuit"), seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in a decision of the Supreme Court dated January 7, 2004. Intuit's motion to reargue the Court's decision was denied by the Court in a decision dated June 7, 2004. Intuit appealed both decisions to the Appellate Division of the Supreme Court. By a unanimous decision and order dated October 28, 2004, the Appellate Division affirmed the lower Court's January 7, 2004 decision, denying Intuit's motion to compel arbitration and stay litigation. By further order of the Appellate Division dated January 4, 2005, Intuit's motion for reargument or for leave to appeal to the Court of Appeals was denied. On February 7, 2005, Intuit made a motion directly to the Court of Appeals for leave to appeal to that Court from the Appellate Division's order of October 28, 2004. Intuit's motion and Siebert's answering papers were submitted to the Court of Appeals for decision on February 22, 2005. By a decision announced on March 29, 2005, the court of Appeals denied Intuit's motion for leave to appeal, thereby ending any controversy over Siebert's right to litigate in court rather than arbitrate. In addition, Intuit has also moved in the Supreme Court, on February 4, 2005, to dismiss five of the six causes of action asserted by Siebert in the Intuit Lawsuit. Siebert's answering papers and Intuit's reply papers on that motion are scheduled to be submitted to the Supreme Court on April 11, 2005.

**Critical Accounting Policies**

The Company generally follows accounting policies standard in the brokerage industry and believes that its policies appropriately reflect its financial position and results of operations. Management has identified the use of "estimates" as its critical policy. The estimates relate primarily to revenue and expense items in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation, at the time the books are closed for a period. The Company uses its best judgment, based on its knowledge of revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing its books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices or other documentation. Estimates are also used in determining the useful lives of intangibles assets, and the fair market value of intangible assets. Management believes that its estimates are reasonable.

**Results of Operations**

***Year Ended December 31, 2004 Compared To Year Ended December 31, 2003***

*Revenues.* Total revenues for 2004 were $28.1 million, an increase of $3.4 million, or 13.8%, from 2003. Commission and fee income increased $3.3 million, or 16.3%, from the prior year to $23.8 million due to increased trading volume and higher margin debit balances maintained by the Company's retail customer base in 2004.

Investment banking revenues increased $277,000, or 25.5%, from the prior year to $1.4 million in 2004 due to an increase in activity in the new issue market and the addition of new capital markets personnel.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS") for 2004 was $1.7 million compared to income of $1.9 million for the prior year. This decrease in profits was due in part to the decreased number of municipal bond offerings managed or co-managed by SBS.

Trading profits decreased $43,000, or 5.4%, from the prior year to $761,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's riskless trading group.

Income from interest and dividends increased $20,000, or 4.4%, from the prior year to $470,000 primarily due to interest earned on a $25 million subordinated loan obtained from the Company's clearing firm that was required by an issuer to participate in its initial public offering, and higher interest rates offset by the maturing of municipal bonds that provided higher yields.

*Expenses.* Total expenses for 2004 were $27.1 million, an increase of $2.6 million, or 10.7%, from the prior year.

Employee compensation and benefit costs increased $2.4 million, or 27.7%, from the prior year to $11.1 million primarily due to the hiring of the Company's General Counsel, the expansion of the Company's Capital Markets Group and the New York Stock Exchange Floor Operation and increase in bonus accruals.

Clearing and floor brokerage fees decreased $29,000, or 0.07%, from the prior year to $4.24 million primarily due to a one time commission rebate of $ 800,000 from the Company's clearing firm offset by the increased volume of trade executions.

Advertising and promotion expense decreased $251,000, or 18.5%, from the prior year to $1.1 million primarily due to management's decision to spend less for advertising and promotion.

Communications expense decreased $507,000, or 17.9%, from the prior year to $2.3 million primarily due to management's effort to control and maintain these costs.

Occupancy costs decreased $56,000, or 5.0%, from the prior year to $1.1 million principally due to the combining of the Company's Boca Raton office with Your Discount Broker, Inc's Boca Raton office into a larger branch.

Other general and administrative expenses decreased $482,000, or 7.8%, from the prior year to $5.7 million primarily due to the elimination of product development costs relating to the JBS offset by costs relating to the Company entering into the commission recapture business and the cost of leasing an additional seat on the New York Stock Exchange as the Company expanded the New York Stock Exchange Floor Operation.

*Taxes.* The provision for income taxes increased by $380,000, or 542.9% from the prior year to $450,000 due to an increase in net income before tax to $983,000 in 2004 from $193,000 in 2003.

*Year Ended December 31, 2003 Compared To Year Ended December 31, 2002*

*Revenues.* Total revenues for 2003 were $24.7 million, an increase of $592,000, or 2.5%, from 2002. Commission and fee income increased $1.1 million, or 5.6%, from the prior year to $20.5 million due to increased customer trading volume in the last nine months of 2003 to offset the weak market conditions in the first quarter 2003. There was a lack of interest in buying stocks in the first quarter of 2003 due to the war in Iraq. Investment banking revenues decreased $392,000, or 26.5%, from the prior year to $1.1 million in 2003, primarily due to weaker market conditions.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS") for 2003 was $1.9 million compared to income of $1.8 million for the prior year. This increase in profits was due in part to the increased number of municipal bond offerings managed or co-managed by SBS as interest in municipal bonds increased and SBS's share of the municipal bond underwriting market increased.

Trading profits decreased $46,000, or 5.4%, from the prior year to $804,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's proprietary and riskless trading group.

Income from interest and dividends decreased $188,000, or 29.5%, from the prior year to $450,000 primarily due to lower yields on money market funds held by the Company during 2003.

*Expenses.* Total expenses for 2003 were $24.5 million, a decrease of $2.8 million, or 10.3%, from the prior year.

Employee compensation and benefit costs decreased $459,000, or 5.0%, from the prior year to $8.7 million primarily due to a decrease in the number of employees and a decrease in discretionary bonuses offset, in part, by an increase in employee expenses of $174,000 due to Siebert's participation in the JBS with Intuit described above.

Clearing and floor brokerage fees increased $570,000, or 15.4%, from the prior year to $4.3 million due to the increased volume of trades executed.

Advertising and promotion expense decreased $1.5 million, or 53.2%, from the prior year to $1.4 million primarily due to management's decision to spend less for advertising and promotion. Approximately $255,000 of total advertising and promotion expenses related directly to Siebert's participation in the JBS with Intuit.

Communications expense increased $527,000, or 22.8%, from the prior year, to $2.8 million primarily due higher volume of call traffic and quotes usage by our customers and $367,000 relating to Siebert's participation in the JBS.

Occupancy costs increased $199,000, or 21.5%, from the prior year to $1.1 million principally due to the temporary rental addition of office space in Boca Raton, Florida, previously occupied by Your Discount Broker Inc. ("YDB"), as well as an increase in occupancy costs of $51,000 relating to the JBS.

*General and Administrative.* Other general and administrative expenses decreased $2.1 million, or 25.5%, from the prior year to $6.2 million primarily due to the expensing of non-recurring start-up costs for the JBS of an advisory fee of $1 million and legal fees of $392,000 in 2002 as well as a decrease in research and development costs relating to the JBS of $648,000 in 2003.

*Taxes.* The provision for income taxes of $70,000 for 2003 is a result of a income before taxes of $193,000 compared to net loss before income tax of $3.2 million in 2002 and a benefit for income taxes $1.6 million.

***Liquidity And Capital Resources***

The Company's assets are highly liquid, consisting generally of cash, money market funds and securities freely saleable in the open market. The Company's total assets at December 31, 2004 were $42 million, of which, $31.5 million, or 76%, were regarded by the Company as highly liquid.

Siebert is subject to the net capital requirements of the SEC, the NYSE and other regulatory authorities. At December 31, 2004, Siebert's regulatory net capital was $16.9 million, $16.6 million in excess of its minimum capital requirement of $250,000.

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing"). Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should be returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial positions. Siebert has decided not to commence proceedings against Pershing at the present time. As a result, Siebert has charged the $1,500,000 advance to Pershing against income in the fourth quarter of 2004 since recent communication indicated that Pershing and the Company cannot resolve this matter.

In August 2004, Siebert participated as an underwriter in the Google, Inc. initial public offering. To participate as an underwriter, the lead Investment Banks (the "Banks") requested that each underwriter provide the Banks with a $25 million Letter of

Credit on behalf of each underwriter in favor of the Banks. To obtain the Letter of Credit, Siebert entered into a Temporary Subordinated Loan Agreement with NFS. On August 6, 2004, Siebert obtained a Letter of Credit for $25 million and terminated the Letter of Credit and paid the Temporary Subordinated Loan Agreement with NFS on September 15, 2004

The Company also intends to acquire additional shares of its common stock pursuant to its share buy back program.

Siebert has entered into a Secured Demand Note Collateral Agreement with SBS under which it is obligated to loan to SBS up to $1.2 million pursuant to a secured promissory note on a subordinated basis. Amounts obligated to be loaned by Siebert under the facility are reflected on the Company's balance sheet as "cash equivalents - restricted". SBS pays Siebert interest on this amount at the rate of 8% per annum. The facility expires on August 31, 2005, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

Below is a table that presents the Company's obligations and commitments at December 31, 2004:

| | Payment Due By Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than Five Years** |
| Operating lease obligations | $ 2,566,000 | $ 850,000 | $ 1,167,000 | $ 549,000 | $ 0 |

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Financial Instruments Held For Trading Purposes:

Through Siebert, the Company maintains inventories in exchange-listed and Nasdaq equity securities and municipal securities on both a long and short basis. The fair value of all long and short positions held by Siebert at December 31, 2004 was zero. The Company does not engage in derivative transactions, has no interest in any special purpose entity and has no liabilities, contingent or otherwise, for the debt of another entity, except for Siebert's obligation under its Secured Demand Note Collateral Agreement of $1.2 million executed in favor of SBS. SBS pays Siebert interest on this amount at the rate of 8% per annum. Siebert earned interest of $120,000 from SBS in each of the years that Siebert's commitment has been outstanding.

### Financial Instruments Held For Purposes Other Than Trading:

Working capital is generally temporarily invested in dollar denominated money market funds and overnight certificates of deposits. These investments are not subject to material changes in value due to interest rate movements.

In the normal course of its business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the Company's financial statements. Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. If customers do not fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy the customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements. Siebert is exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See financial statements and supplementary data required pursuant to this item beginning on page F-1 of this Report on Form 10-K.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of Securities Exchange of 1934, as amended. Based on that evaluation, the Company's management, including the President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in the Company's periodic filings with the Securities and Exchange Commission.

There were no changes in the Company's internal controls over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.

## Item 9B. OTHER INFORMATION

None

## PART III

### Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Identification of Directors

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2005.

(b) Identification of Executive Officers

| Name | Age | Position |
|---|---|---|
| Muriel F. Siebert | 72 | Chairwoman and President |
| Nicholas P. Dermigny | 47 | Executive Vice President and Chief Operating Officer |
| Ameen Esmail | 46 | Executive Vice President and Director of Business Development |
| Joseph M. Ramos, Jr. | 46 | Executive Vice President and Chief Financial Officer |
| Jeanne Rosendale | 40 | Executive Vice President and General Counsel |
| Daniel Iesu | 45 | Secretary |

Certain information regarding each executive officer's business experience is set forth below.

*Muriel F. Siebert* has been Chairwoman, President and a director of Siebert since 1967 and the Company since November 8, 1996. Ms. Siebert became the first woman member of the New York Stock Exchange on December 28, 1967 and served as the first woman Superintendent of Banks of the State of New York from 1977 to 1982. She is director of the New York State Business Council and the Boy Scouts of Greater New York. She is the founder and past president of the International Woman's Forum, a member of the State of New York Commission on Judicial Nomination and on the executive committee of the Economic Club of New York.

*Nicholas P. Dermigny* has been Executive Vice President and Chief Operating Officer of Siebert since joining the firm in 1989 and of the Company since November 8, 1996. Prior to 1993, he was responsible for Siebert's retail division. Mr. Dermigny became an officer and director of the Company on November 8, 1996.

*Ameen Esmail* has been Executive Vice President and Director of Business Development since July 3, 2003. From 1984 to 1996, Mr. Esmail served as an Executive Vice President of Siebert. From 1996 to 2003, Mr. Esmail worked as an independent consultant servicing the financial securities industry. Mr. Esmail earned a MBA from New York University's Stern's Graduate School of Business in 2000.

*Joseph M. Ramos, Jr.* has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since February 10, 2003. From May 1999 to February 2002, Mr. Ramos served as Chief Financial Officer of A.B. Watley Group, Inc. From November 1996 to May 1999, Mr. Ramos served as Chief Financial Officer of Nikko Securities International, Inc. From September 1987 to March 1996, Mr. Ramos worked at Cantor Fitzgerald and held various accounting and management positions, the last as Chief Financial Officer of their registered broker-dealer based in Los Angeles. From October 1982 to September 1987, Mr. Ramos was an audit manager for Deloitte & Touche LLP, a public accounting firm. Mr. Ramos is a Certified Public Accountant licensed in the State of New York.

*Jeanne M. Rosendale* has been Executive Vice President, General Counsel of Siebert since May 3, 2004. From February 2003 to April 2004, Ms. Rosendale served as Global Director Compliance for Knight Equity Markets. From 2001 through the end of 2002, Ms. Rosendale served as Managing Director, General Counsel and Chief Compliance Officer for TD Securities (USA) Inc. Ms. Rosendale's background likewise includes senior level legal positions with Citigroup and the law firm Weil Gotshal & Manges, LLP. Ms. Rosendale received both her B.A. and J.D., with honors, from Fordham University. She is active in various industry groups such as the SIA, the Bond Market Association, the LSTA and ISDA.

*Daniel Iesu* has been Secretary of Siebert since October 1996 and the Company since November 8, 1996. He has been Controller of Siebert since 1989.

(c) Compliance with Section 16(a) of the Exchange Act

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2005.

(d) Code of Ethics

The Company has adopted a financial code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and all other employees of the Company performing similar functions. This financial code of ethics is posted on our website. The Internet address for the Company's website is http://www.siebertnet.com. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by either filing a Form 8-K or posting such information on our website, at the address and location specified above, within five business days following the date of such amendment or waiver.

**Item 11. EXECUTIVE COMPENSATION**

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2005.

**Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2005.

**Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2005.

**Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required in this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2005.

**PART IV**

**Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

The exhibits required by Item 601 of the Regulations S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

(a) The following documents are filed as part of this report:

1. Financial Statements

The consolidated Financial statements for the year ended December 31, 2004 commence on page F-1 of this report on Form 10-K.

2. Financial Statement Schedules

None.

3. Exhibits

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Siebert Financial Corp,

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and its wholly subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
March 22, 2005

With respect to Note B
March 29, 2005

## SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 28,748,000 | $ 24,732,000 |
| Cash equivalents - restricted | 1,300,000 | 1,300,000 |
| Receivable from clearing broker | 2,371,000 | 1,487,000 |
| Advance to clearing broker | | 1,500,000 |
| Securities owned, at market value | | 1,226,000 |
| Furniture, equipment and leasehold improvements, net | 1,305,000 | 1,863,000 |
| Investment in and advances to affiliate | 3,779,000 | 3,212,000 |
| Prepaid expenses and other assets | 1,539,000 | 1,807,000 |
| Intangibles, net | 2,017,000 | 2,346,000 |
| Deferred taxes | 501,000 | 553,000 |
| | $ 41,560,000 | $ 40,026,000 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities:** | | |
| Securities sold, not yet purchased, at market value | | $ 6,000 |
| Accounts payable and accrued liabilities | 6,460,000 | 4,885,000 |
| | 6,460,000 | 4,891,000 |
| **Commitments and contingent liabilities** | | |
| Stockholders' equity: | | |
| Common stock, $.01 par value; 49,000,000 shares authorized, 22,983,917 shares issued and 22,082,301 outstanding at December 31, 2004 and 22,983,917 shares issued and 22,222,014 shares outstanding at December 31, 2003 | 229,000 | 229,000 |
| Additional paid-in capital | 17,931,000 | 17,931,000 |
| Retained earnings | 21,033,000 | 20,500,000 |
| Less: 901,616 at December 31, 2004 and 761,903 shares of treasury stock, at December 31, 2003, at cost | (4,093,000) | (3,525,000) |
| | 35,100,000 | 35,135,000 |
| | $ 41,560,000 | $ 40,026,000 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Revenue:** | | | |
| Commissions and fees | $ 23,798,000 | $ 20,456,000 | $ 19,366,000 |
| Investment banking | 1,363,000 | 1,086,000 | 1,478,000 |
| Trading profits | 761,000 | 804,000 | 850,000 |
| Income from equity investee | 1,712,000 | 1,900,000 | 1,772,000 |
| Interest and dividends | 470,000 | 450,000 | 638,000 |
| | 28,104,000 | 24,696,000 | 24,104,000 |
| **Expenses:** | | | |
| Employee compensation and benefits | 11,138,000 | 8,722,000 | 9,181,000 |
| Clearing fees, including floor brokerage | 4,242,000 | 4,271,000 | 3,701,000 |
| Advertising and promotion | 1,107,000 | 1,358,000 | 2,900,000 |
| Communications | 2,331,000 | 2,838,000 | 2,311,000 |
| Occupancy | 1,067,000 | 1,123,000 | 924,000 |
| Interest | 28,000 | 1,000 | 1,000 |
| Write off of advance to clearing broker | 1,500,000 | | |
| Other general and administrative | 5,708,000 | 6,190,000 | 8,304,000 |
| | 27,121,000 | 24,503,000 | 27,322,000 |
| Income (loss) before provision (benefit) for income taxes | 983,000 | 193,000 | (3,218,000) |
| Provision (benefit) for income taxes | 450,000 | 70,000 | (1,585,000) |
| Net income (loss) | $ 533,000 | $ 123,000 | $ (1,633,000) |
| Net income (loss) per share of common stock - basic | $ 0.02 | $ 0.01 | $ (0.07) |
| Net income (loss) per share of common stock - diluted | $ 0.02 | $ 0.01 | $ (0.07) |
| Weighted average shares outstanding - basic | 22,113,228 | 22,305,369 | 22,403,990 |
| Weighted average shares outstanding - diluted | 22,276,562 | 22,453,538 | 22,403,990 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | | | Treasury Stock | | |
|---|---|---|---|---|---|---|---|
| | Number Of Shares | $.01 Par Value | Additional Paid -In Capital | Retained Earnings | Number Of Shares | Amount | Total |
| **Balance - January 1, 2002** | 22,932,047 | $ 229,000 | $ 17,796,000 | $ 22,010,000 | 542,800 | $ (2,735,000) | $ 37,300,000 |
| Net loss | | | | (1,633,000) | | | (1,633,000) |
| Treasury share purchases | | | | | 29,600 | (84,000) | (84,000) |
| Non-cash compensation in connection with | | | | | | | |
| Issuance of shares in connection with exercise of employee stock options | 36,120 | | 84,000 | — | | | 84,000 |
| **Balance - December 31, 2002** | 22,968,167 | 229,000 | 17,880,000 | 20,377,000 | 572,400 | (2,819,000) | 35,667,000 |
| Net income | | | | 123,000 | | | 123,000 |
| Treasury share purchases | | | | | 189,503 | (706,000) | (706,000) |
| Issuance of shares in connection with exercise of employee stock options | 15,750 | | 36,000 | | | | 36,000 |
| Tax benefit arising from exercise of employees stock options | | | 15,000 | | | | 15,000 |
| **Balance - December 31, 2003** | 22,983,917 | 229,000 | 17,931,000 | 20,500,000 | 761,903 | (3,525,000) | 35,135,000 |
| Net income | | | | 533,000 | | | 533,000 |
| Treasury share purchases | | | | | 139,713 | (568,000) | (568,000) |
| **Balance - December 31, 2004** | 22,983,917 | $ 229,000 | $ 17,931,000 | $ 21,033,000 | 901,616 | $ (4,093,000) | $ 35,100,000 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Cash Flows From Operating Activities:** | | | |
| Net income (loss) | $ 533,000 | $ 123,000 | $ (1,633,000) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 1,464,000 | 1,778,000 | 1,718,000 |
| Income from equity investee | (1,712,000) | (1,900,000) | (1,772,000) |
| Tax benefit of exercised employee stock options | | 15,000 | |
| Deferred taxes | 52,000 | 293,000 | (1,335,000) |
| Write-off of advance to clearing broker | 1,500,000 | | |
| Changes in: | | | |
| Securities owned, at market value | 1,226,000 | 3,999,000 | 854,000 |
| Receivable from clearing broker | (884,000) | (387,000) | 472,000 |
| Prepaid expenses and other assets | 268,000 | 9,000 | (963,000) |
| Securities sold, not yet purchased, at market value | (6,000) | 6,000 | (4,000) |
| Accounts payable and accrued liabilities | 1,575,000 | 101,000 | 448,000 |
| **Net cash provided by (used in) operating activities** | 4,016,000 | 4,037,000 | (2,215,000) |
| **Cash Flows From Investing Activities:** | | | |
| Purchase of intangibles | (400,000) | (1,150,000) | (1,045,000) |
| Return of deposit on equipment | | 241,000 | |
| Advance to clearing broker | | (1,500,000) | |
| Purchase of furniture, equipment and leasehold improvements | (177,000) | (160,000) | (1,638,000) |
| (Payment) collection of advances made to equity investee | (86,000) | (7,000) | 43,000 |
| Distribution from equity investee | 1,231,000 | 1,443,000 | 1,683,000 |
| **Net cash provided (used in) by investing activities** | 568,000 | (1,133,000) | (957,000) |
| **Cash Flows From Financing Activities:** | | | |
| Purchase of treasury shares | (568,000) | (706,000) | (84,000) |
| Proceeds from exercise of options | 0 | 36,000 | 84,000 |
| **Net cash used in financing activities** | (568,000) | (670,000) | 0 |
| Net increase (decrease) in cash and cash equivalents | 4,016,000 | 2,234,000 | (3,172,000) |
| Cash and cash equivalents - beginning of year | 24,732,000 | 22,498,000 | 25,670,000 |
| **Cash and cash equivalents - end of year** | $ 28,748,000 | $ 24,732,000 | $ 22,498,000 |
| **Supplemental Cash Flow Disclosures:** | | | |
| Cash paid for: | | | |
| Interest | $ 28,000 | $ 1,000 | $ 1,000 |
| Income taxes | $ 741,000 | $ 61,000 | $ 279,000 |
| **Noncash Investing And Financing Activities:** | | | |
| Tax benefit of employee stock options | | $ 15,000 | |

See notes to consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1] Organization and Basis Of Presentation:**

Siebert Financial Corp. ("Financial"), through its wholly owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), engages in the business of providing discount brokerage services for customers, investment banking services for institutional clients and trading securities for its own account, and, through its wholly owned subsidiary, Siebert Women's Financial Network, Inc. ("WFN"), engages in providing products, services and information all uniquely devoted to women's financial needs. All significant intercompany accounts and transactions have been eliminated. Financial, Siebert and WFN collectively are referred to herein as the "Company".

The municipal bond investment banking business is being conducted by Siebert Brandford Shank & Co., LLC ("SBS"), an investee, which is accounted for by the equity method of accounting (see Note C). The equity method provides that Siebert record its share of SBS's earnings or losses.

**[2] Securities Transactions:**

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis.

Siebert cleared all its security transactions through two unaffiliated clearing firms on a fully disclosed basis. Accordingly, Siebert does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, which are highly capitalized. Marketable securities are valued at market value.

**[3] Income Taxes:**

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Financial files a consolidated federal income tax return, which includes Siebert and WFN.

**[4] Furniture, Equipment and Leasehold Improvements:**

Property and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of the estimated useful life or period of the lease.

**[5] Cash Equivalents:**

For purposes of reporting cash flows, cash equivalents include money market funds.

**[6] Advertising Costs:**

Advertising costs are charged to expense as incurred.

**[7] Use Of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**[8] Earnings Per Share:**

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average outstanding shares during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The treasury stock method is used to reflect the dilutive effect of outstanding options, which, for 2004 and 2003 amounted to 163,334 and 148,169 additional shares, respectively, added to the basic weighted average outstanding shares of 22,113,228 and 22,305,369 in 2004 and 2003, respectively. The Company recognized a net loss for the year ended December 31, 2002. Accordingly, basic and diluted loss per common share are the same as the effect of dilutive securities would be anti-dilutive to loss per share. Potentially dilutive securities consisting of outstanding options at December 31, 2004, 2003 and 2002 amounted to 1,888,350, 1,802,930 and 1,855,260, respectively.

**[9] Investment Banking:**

Investment banking revenue includes gains and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

**[10] Cash Equivalents - Restricted:**

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to SBS on a subordinated basis.

Any outstanding amounts under the note bear interest at 8% per annum and are repayable on August 31, 2006.

**[11] Stock-Based Compensation:**

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS 123") as amended by SFAS No. 148, (Accounting for Stock-Based Compensation – Transition and Disclosure an amendment to SFAS 123), allows the fair value of stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards are not included in expense, SFAS 123 requires disclosure of net income (loss), on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, pursuant to which no compensation cost was recognized in connection with the issuance of stock options, as all options granted under the 1997 Stock Option Plan had an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS 123, the Company's net income (loss) and income (loss) per share for the years ended December 31, 2004, 2003 and 2002 would have decreased (increased) to the pro forma amounts as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net income (loss), as reported | $ 533,000 | $ 123,000 | $ (1,633,000) |
| Stock-based employee compensation determined under APB 25 | — | — | — |
| Stock-based employee compensation determined under the fair value based method, net of tax effect | (332,000) | (759,000) | (1,647,000) |
| Pro forma net (loss) income | $ 201,000 | $ (636,000) | $ (3,280,000) |
| Net (loss) income per share - basic: | | | |
| As reported | $ .02 | $ .01 | $ (.07) |
| Pro forma | $ .01 | $ (.03) | $ (.15) |
| Net (loss) income per share - diluted: | | | |
| As reported | $ .02 | $ .01 | $ (.07) |
| Pro forma | $ .01 | $ (.03) | $ (.15) |

The weighted average fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Risk free interest rate | 3.71% | 4.00% | 4.00% |
| Expected life of options in years | 7.78 | 10.00 | 10.00 |
| Expected dividend yield | 0.00% | 0.00% | 0.00% |
| Expected volatility | 52.00% | 72.00% | 82.00% |
| Weighted average fair value | $ 3.01 | $ 3.09 | $ 3.50 |

**[12] Start-Up Costs:**

Start-up costs consist principally of advisory and legal fees and costs relating to the development and marketing of a joint brokerage service with Intuit, Inc. (the "JBS"). In accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, start-up costs were expensed as incurred in 2002. Siebert separately incurred other start-up costs for an advisory fee of $1,000,000 and legal fees of $392,000.

**[13] Intangibles:**

Purchased intangibles are principally being amortized using the straight-line method over an estimated useful life of three to five years.

**[14] Valuation Of Long-Lived Assets:**

The Company evaluates the recoverability of its long-lived assets and requires the recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the estimated future undiscounted cash flows attributable to these assets. The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the assets over the assets' fair value.

**[15] New Accounting Standards:**

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("FAS 123R"), which replaces FAS 123 and supercedes APB No.25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt FAS 123R beginning July 1, 2005. Under FAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. We are evaluating the requirements of FAS 123R and expect that the adoption of FAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting FAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosure under FAS123. We have not yet determined the impact of FAS 123R on our compensation policies or plans, if any.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions ("FAS 153"). FAS 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We are required to adopt FAS 153, on a prospective basis, for nonmonetary exchanges beginning after June 15, 2005. We have not yet determined if FAS No. 153 will have an impact on our results of operation or financial position.

## NOTE B - INTUIT LAWSUIT UPDATE

Siebert filed a lawsuit against Intuit, Inc. ("Intuit"), in New York State Supreme Court on September 17, 2003 (the "Intuit Lawsuit"), seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in a decision of the Supreme Court dated January 7, 2004. Intuit's motion to reargue the Court's decision was denied by the Court in a decision dated June 7, 2004. Intuit appealed both decisions to the Appellate Division of the Supreme Court. By a unanimous decision and order dated October 28, 2004, the Appellate Division affirmed the lower Court's January 7, 2004 decision, denying Intuit's motion to compel arbitration and stay litigation. By further order of the Appellate Division dated January 4, 2005, Intuit's motion for reargument or for leave to appeal to the Court of Appeals was denied. On February 7, 2005, Intuit made a motion directly to the Court of Appeals for leave to appeal to that Court from the Appellate Division's order of October 28, 2004. Intuit's motion and Siebert's answering papers were submitted to the Court of Appeals for decision on February 22, 2005. By a decision announced on March 29, 2005, the court of Appeals denied Intuit's motion for leave to appeal, thereby ending any controversy over Siebert's right to litigate in court rather than arbitrate. In addition, Intuit has also moved in the Supreme Court, on February 4, 2005, to dismiss five of the six causes of action asserted by Siebert in the Intuit Lawsuit. Siebert's answering papers and Intuit's reply papers on that motion are scheduled to be submitted to the Supreme Court on April 11, 2005.

**NOTE C - INVESTMENT IN AFFILIATE**

In March 1997, Siebert and two individuals (the "Principals") formed SBS to succeed to the tax-exempt underwriting business of the Siebert Brandford Shank division of Siebert. The agreements with the Principals provide that profits will be shared 51% to the Principals and 49% to Siebert. Siebert invested $392,000 as its share of the members' capital of SBS. SBS commenced operations on July 1, 1998.

Summarized financial data of SBS is as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Total assets | $ 12,326,000 | $ 10,173,000 | $ 8,944,000 |
| Total liabilities including subordinated liabilities $1,200,000, $1,200,000 and $1,200,000 | 4,882,000 | 3,710,000 | 3,403,000 |
| Total members' capital | 7,444,000 | 6,463,000 | 5,541,000 |
| Total revenue | 17,222,000 | 14,628,000 | 13,190,000 |
| Net income | 3,494,000 | 3,878,000 | 3,616,000 |
| Regulatory minimum net capital requirement | 245,000 | 168,000 | 130,000 |

The amounts above are unconsolidated and recorded on a gross basis. During each of 2004, 2003 and 2002 Siebert charged SBS $240,000 for rent and general and administrative services, which Siebert believes approximates the cost of furnishing such services.

Siebert's share of undistributed earnings from SBS amounts to $3,256,000 and $2,775,000 at December 31, 2004 and 2003, respectively. Such amounts may not be immediately available for distribution to Siebert for various reasons including the amount of SBS's available cash, the provisions of the agreement between Siebert and the Principals and SBS's continued compliance with its regulatory net capital requirements.

**NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET**

Furniture, equipment and leasehold improvements consist of the following:

| | December 31, | |
|---|---|---|
| | 2004 | 2003 |
| Equipment | $ 3,071,000 | $ 3,258,000 |
| Leasehold improvements | 533,000 | 496,000 |
| Furniture and fixtures | 150,000 | 151,000 |
| | 3,754,000 | 3,905,000 |
| Less accumulated depreciation and amortization | (2,449,000) | (2,042,000) |
| | $ 1,305,000 | $ 1,863,000 |

Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002 amounted to $741,000, $672,000 and $725,000, respectively.

**NOTE E - INTANGIBLE ASSETS, NET**

In several transactions during September and October of 2000, WFN acquired the stock of WFN Women's Financial Network, Inc. ("WFNI") and HerDollar.com, Inc., respectively, companies in the development stage which had yet to commence principal operations, had no significant revenue and had assets consisting principally of websites, content and domain names, for aggregate consideration of $2,310,000 including costs. The transactions have been accounted for as purchases of assets consisting of domain name, website and content, and a non-compete agreement (the "Acquired Intangible Assets"). Related deferred tax assets attributable to net operating loss carryforwards of the acquired companies and deferred tax liabilities attributable to the excess of the statement bases of the acquired assets over their tax bases have been reflected in the accompanying consolidated financial statements as an adjustment to the carrying amount of such intangibles (see Note F).

During 2002, Siebert purchased certain retail discount brokerage accounts in two separate transactions for an aggregate cost of approximately $1,045,000.

In January 2003, Siebert acquired certain retail discount brokerage accounts from Your Discount Broker, Inc. ("YDB") for $1.1 million. These accounts were transferred to Siebert in March 2003.

In February 2004, the Company acquired certain retail discount brokerage accounts from Wall Street Discount Corp. ("WSD") for $400,000. These accounts were transferred to Siebert in April 2004.

## NOTE E - INTANGIBLE ASSETS, NET (CONTINUED)

Intangible assets consist of the following:

| | December 31, 2004 | | December 31, 2003 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Amortization Accumulated |
| Amortizable assets: | | | | |
| Website, content and non-compete | $ 2,350,000 | $ 2,350,000 | $ 2,350,000 | $ 2,256,000 |
| Retail brokerage accounts | 2,588,000 | 1,321,000 | 2,195,000 | 692,000 |
| | $ 4,938,000 | $ 3,671,000 | $ 4,545,000 | $ 2,948,000 |
| Unamortized intangible assets: | | | | |
| Domain name/intellectual property | $ 750,000 | | $ 750,000 | |
| Amortization expense | | $ 723,000 | | $ 1,106,000 |

Estimated amortization expense is as follows:

| Year Ending December 31, | |
|---|---|
| 2005 | $ 525,000 |
| 2006 | 312,000 |
| 2007 | 312,000 |
| 2008 | 92,000 |
| 2009 | 26,000 |
| | $ 1,267,000 |

## NOTE F - INCOME TAXES

Income tax provision (benefit) consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Federal income tax provision (benefit): | | | |
| Current | $ 253,000 | $ | $ (19,000) |
| Deferred | 42,000 | (33,000) | (1,014,000) |
| | 295,000 | (33,000) | (1,033,000) |
| State and local tax provision (benefit): | | | |
| Current | 145,000 | 44,000 | (231,000) |
| Deferred | 10,000 | 59,000 | (321,000) |
| | 155,000 | 103,000 | (552,000) |
| Total tax provision (benefit): | | | |
| Current | 398,000 | 44,000 | (250,000) |
| Deferred | 52,000 | 26,000 | (1,335,000) |
| | $ 450,000 | $ 70,000 | $ (1,585,000) |

**NOTE F - INCOME TAXES (CONTINUED)**

A reconciliation between the income tax provision (benefit) and income taxes computed by applying the statutory Federal income tax rate to income (loss) before taxes is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Expected income tax provision (benefit) at statutory Federal tax rate | $ 335,000 | $ 66,000 | $ (1,094,000) |
| State and local taxes, net of Federal tax effect | 79,000 | 15,000 | (241,000) |
| Other * | 36,000 | (11,000) | (250,000) |
| Income tax expense (benefit) | $ 450,000 | $ 70,000 | $ (1,585,000) |

* *State tax adjustment*

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the tax treatments of such amounts. The principal items giving rise to deferred tax assets (liabilities) are as follows:

| | December 31, | |
|---|---|---|
| | 2003 | 2003 |
| Net operating losses | $ 479,000 | $ 724,000 |
| Acquired Intangible assets | (315,000) | (379,000) |
| Furniture, equipment and leasehold improvements | (164,000) | (8,000) |
| Retail brokerage accounts | 501,000 | 216,000 |
| | $ 501,000 | $ 553,000 |

Management believes that it is more likely than not that the deferred tax asset will be realized, and therefore no valuation allowance has been provided.

Net operating loss carryforwards of $1,140,000, which is the net operating loss carryforwards of WFN, expire through 2023. Utilization of the net operating loss carryforward relating to WFN is subject to annual limitations under Section 382 of the Internal Revenue Code.

In 2003 and 2001, the Company reduced current taxes payable by $15,000 and $14,000, respectively, resulting from the deductibility of the difference between the exercise price of nonqualifying stock options granted by the Company and the market value of the stock on the dates of exercise. The tax benefit was recorded as a credit to paid-in capital.

**NOTE G - STOCKHOLDERS' EQUITY**

Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Siebert has elected to use the alternative method, permitted by the rule, which requires that Siebert maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2004 and 2003, Siebert had net capital of approximately $16,846,000 and $15,362,000, respectively, as compared with net capital requirements of $250,000. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

The 1998 Restricted Stock Award Plan (the "Award Plan"), provides for awards of not more than 60,000 shares of the Company's common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As provided in the Award Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients and are paid upon lapse of the restrictions. During 1998 and 1999, the Company awarded an aggregate of 41,400 shares, net of forfeitures of 8,050 shares, under the Award Plan. The shares which vest one year from the date of grant, were valued at market value on the date of grant and are being charged to expense over the vesting periods.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of common stock. Shares will be purchased from time to time in the open market and in private transactions. Through December 31, 2004, 901,616 shares were purchased at an average price of $4.54.

**NOTE H - OPTIONS**

The Company's 1997 Stock Option Plan, as amended, (the "Plan") authorizes the grant of options to purchase up to an aggregate of 4,200,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, as amended, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall generally be not less than the fair market value on the date of grant. No option may be granted under the Plan after December 2007. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant.

A summary of the Company's stock option transaction for the three years ended December 31, 2004 is presented below:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding - beginning of the year | 1,802,930 | $ 4.08 | 1,855,260 | $ 4.39 | 799,820 | $ 5.62 |
| Granted | 90,000 | $ 4.60 | 50,000 | $ 3.87 | 1,155,000 | $ 4.16 |
| Forfeited | (4,580) | $ 3.85 | (86,580) | $ 11.02 | (63,440) | $ 3.69 |
| Exercised | 0 | $ 0.00 | (15,750) | $ 2.31 | (36,120) | $ 2.31 |
| Outstanding - end of year | 1,888,350 | $ 4.11 | 1,802,930 | $ 4.08 | 1,855,260 | $ 4.39 |
| Exercisable at end of year | 1,556,950 | $ 4.06 | 1,407,230 | $ 3.98 | 575,660 | $ 3.99 |
| Weighted average fair value of options granted | | $ 3.01 | | $ 3.09 | | $ 3.50 |

The following table summarizes information related to options outstanding at December 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.00- 2.31 | 15,000 | 7.8 Years | $ 2.12 | 6,000 | $ 2.12 |
| $2.32- 2.69 | 351,850 | 2.9 Years | $ 2.38 | 331,850 | $ 2.36 |
| $2.70- 5.33 | 1,514,000 | 6.6 Years | $ 4.46 | 1,211,600 | $ 4.44 |
| $5.34-32.50 | 7,500 | 4.9 Years | $ 17.81 | 75,000 | $ 17.81 |
| $0.00-32.50 | 1,888,350 | 5.9 Years | $ 4.11 | 1,556,950 | $ 4.06 |

At December 31, 2004, approximately 1,880,660 shares of the Company's common stock have been reserved for future issuance under the Plan, the Award Plan and for options granted to directors.

**NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements.

Siebert is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2004 settled with no adverse effect on Siebert's financial condition.

## NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing"). Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should be returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial positions. Siebert has decided not to commence proceedings against Pershing at the present time. As a result, Siebert has charged the $1,500,000 advance to Pershing against income in the fourth quarter of 2004 since recent communication indicated that Pershing and the Company cannot resolve this matter.

In August 2004, Siebert participated as an underwriter in the Google, Inc. initial public offering. To participate as an underwriter, the lead Investment Banks (the "Banks") requested that each underwriter provide the Banks with a $25 million Letter of Credit on behalf of Siebert in favor of the Banks. To obtain the Letter of Credit, Siebert entered into a Temporary Subordinated Loan Agreement with NFS. On August 6, 2004, Siebert entered into a Letter of Credit for $25 million and terminated the Letter of Credit and paid the temporary subordinated loan agreement with NFS on September 15, 2004.

The Company rents office space under long-term operating leases expiring in various periods through 2009. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2005 | $ 850,000 |
| 2006 | 792,000 |
| 2007 | 375,000 |
| 2008 | 369,000 |
| 2009 | 180,000 |
| | $ 2,566,000 |

Rent expense, including escalations for operating costs, amounted to approximately $984,000, $1,041,000 and $844,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Rent is being charged to expense over the entire lease term on a straight-line basis.

In addition to Pershing LLC matter, Siebert is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position or results of operations of the Company. The Company believes that adequate provisions have been made for such matters.

Siebert sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. Siebert may also make discretionary contributions to the plan. No contributions were made by Siebert in 2004, 2003 and 2002.

Siebert is party to a Secured Demand Note Collateral Agreement with SBS which obligates Siebert to lend SBS, on a subordinated basis, up to $1,200,000. Amounts that Siebert is obligated to lend under this arrangement are reported as "cash equivalents - restricted", currently in the amount of $1,300,000. This obligation is not included in the Company's statement of financial condition because it has not been drawn down upon by SBS.

## NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated statements of financial condition for cash, cash equivalents, receivable from broker, accounts payable and accrued liabilities approximate fair value due to the short term maturities of those instruments. Securities owned and securities sold, not yet purchased are carried at market value, in accordance with industry practice for broker-dealers in securities.

## NOTE L – VALUATION AND QUALIFYING ACCOUNTS

The following is a summary of accumulated depreciation and accumulated amortization expenses for the years ended December 31:

| Description | Balance at beginning of period | Charged to cost and expenses | Deductions | Balance at end of period |
|---|---|---|---|---|
| Accumulated depreciation: | | | | |
| Year ended December 31, 2002 | 1,200,000 | 725,000 | 341,000[(a)] | 1,584,000 |
| Year ended December 31, 2003 | 1,584,000 | 672,000 | 214,000[(a)] | 2,042,000 |
| Year ended December 31, 2004 | 2,042,000 | 741,000 | 334,000[(a)] | 2,449,000 |
| Accumulated amortization : | | | | |
| Year ended December 31, 2002 | 850,000 | 992,000 | — | 1,842,000 |
| Year ended December 31, 2003 | 1,842,000 | 1,106,000 | — | 2,948,000 |
| Year ended December 31, 2004 | 2,948,000 | 723,000 | — | 3,671,000 |

(a) Write off of fixed asset desposition against reserve.

## NOTE M – SUBSEQUENT EVENT

On March 2005, Siebert consented without admitting or denying guilt to a $45,000 fine and censure by the NYSE due to findings of books-and-records, financial, operational and supervisory deficiencies. This action was based on technical record keeping and administrative deficiencies.

## NOTE M - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

| | 2004 | | | | 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Revenue | $ 7,031,000 | $ 6,151,000 | $ 7,167,000 | $ 7,755,000 | $ 5,606,000 | $ 6,611,000 | $ 6,008,000 | $ 6,471,000 |
| Net income (loss) | $ 415,000 | $ 230,000 | $ 422,000 | $ (534,000) | $ (296,000) | $ 246,000 | $ 115,000 | $ 58,000 |
| Earnings per share: | | | | | | | | |
| Basic | $ 0.02 | $ 0.01 | $ 0.02 | $ (0.03) | $ (0.01) | $ 0.01 | $ 0.01 | $ — |
| Diluted | $ 0.02 | $ 0.01 | $ 0.02 | $ (0.03) | $ (0.01) | $ 0.01 | $ 0.01 | $ — |

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statements of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2004 and 2003 and the related statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

EISNER LLP

New York, New York
February 3, 2005

**SIEBERT, BRANDFORD, SHANK & CO., L.L.C.**

**STATEMENTS OF FINANCIAL CONDITION**

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 9,053,050 | $ 8,157,676 |
| Securities owned, at market value | 10,011 | 15,287 |
| Accounts receivable | 1,507,973 | 388,190 |
| Receivable from broker | 7,478 | 7,044 |
| Secured demand note | 1,200,000 | 1,200,000 |
| Furniture, equipment and leasehold improvements, net | 203,698 | 128,850 |
| Other assets | 343,448 | 275,740 |
| | $ 12,325,658 | $ 10,172,787 |
| Committments and Contingency | | |
| **Liabilities And Members' Capital** | | |
| **Liabilities:** | | |
| Payable to member | 125,888 | 39,736 |
| Accounts payable and accrued expenses | 3,555,380 | 2,470,215 |
| | 3,681,268 | 2,509,951 |
| Subordinated debt | 1,200,000 | 1,200,000 |
| Members' capital | 7,444,390 | 6,462,836 |
| | $ 12,325,658 | $ 10,172,787 |

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Revenues:** | | | |
| Investment banking | $ 15,779,505 | $ 14,254,693 | $ 12,809,840 |
| Trading profits | 1,358,959 | 312,657 | 288,834 |
| Interest and other | 83,870 | 60,793 | 91,308 |
| | 17,222,334 | 14,628,143 | 13,189,982 |
| **Expenses:** | | | |
| Employee compensation and benefits | 9,963,888 | 7,452,723 | 6,563,459 |
| Clearing fees | 122,448 | 31,847 | 38,349 |
| Communications | 356,939 | 243,327 | 189,414 |
| Occupancy | 477,668 | 504,524 | 440,804 |
| Professional fees | 744,635 | 641,219 | 398,746 |
| Interest | 110,000 | 120,000 | 120,000 |
| General and administrative | 1,952,983 | 1,756,607 | 1,823,022 |
| | 13,728,561 | 10,750,247 | 9,573,794 |
| **Net Income** | $ 3,493,773 | $ 3,877,896 | $ 3,616,188 |

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

| | |
|---|---|
| **Balance - January 1, 2002** | $ 5,359,925 |
| Distribution to member | (3,435,540) |
| Net income | 3,616,188 |
| **Balance - December 31, 2002** | 5,540,573 |
| Distributions to member | (2,955,633) |
| Net income | 3,877,896 |
| **Balance - December 31, 2003** | 6,462,836 |
| Distributions to members | (2,512,219) |
| Net income | 3,493,773 |
| **Balance - December 31, 2004** | $ 7,444,390 |

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| **Cash Flows From Operating Activities:** | | | |
| Net income | $ 3,493,773 | $ 3,877,896 | $ 3,616,188 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 46,498 | 52,078 | 45,737 |
| Changes in: | | | |
| Securities owned, at market value | 5,276 | 763,589 | 1,286,841 |
| Accounts receivable | (1,119,783) | 155,832 | 1,170,585 |
| Receivable from broker-dealers | (434) | (7,044) | |
| Other assets | (67,708) | (119,577) | (32,727) |
| Receivable to/payable from member | 86,152 | 6,764 | (43,378) |
| Accounts payable and accrued expenses | 1,085,165 | 545,470 | 216,580 |
| Payable to broker-dealer | | (246,044) | 239,140 |
| **Net cash provided by operating activities** | 3,528,939 | 5,028,964 | 6,498,966 |
| **Cash Flows From Investing Activities:** | | | |
| Purchase of property and equipment | (121,346) | (89,340) | (49,531) |
| **Cash Flows From Financing Activities:** | | | |
| Distributions to members | (2,512,219) | (2,955,633) | (3,435,540) |
| **Net Increase In Cash and Cash Equivalents** | 895,374 | 1,983,982 | 3,013,895 |
| Cash and cash equivalents - beginning of year | 8,157,676 | 6,173,694 | 3,159,799 |
| **Cash and Cash Equivalents - End Of Year** | $ 9,053,050 | $ 8,157,676 | $ 6,173,694 |
| **Supplemental Disclosures Of Cash Flow Information:** | | | |
| Taxes paid | $ 120,000 | $ 117,000 | $ 235,297 |
| Interest paid | $ 110,000 | $ 120,000 | $ 120,000 |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2004

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] **Organization and Basis Of Presentation:**

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women's Business Enterprise in certain states.

The Company was formed to succeed the tax-exempt underwriting activities business of the Siebert, Brandford, Shank Division of Muriel Siebert & Co., Inc. ("Siebert"), and commenced operations on July 1, 1998. Two individuals (the "Principals") and Siebert are the equity members of the Company. The business arrangement provides that profits will be shared 51% to the Principals and 49% to Siebert.

[2] **Securities Transactions:**

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

[3] **Investment Banking:**

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] **Furniture, Equipment And Leasehold Improvements, Net:**

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] **Cash Equivalents:**

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] **Use Of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] **Income Taxes:**

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

### NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2004 and 2003 consist of a Secured Demand Note Collateral Agreement, as amended, payable to Siebert, in the amount of $1,200,000, bearing interest at 8% and due August 31, 2006. Interest expense paid to Siebert for each of 2004, 2003 and 2002 amounts to $110,000, $120,000 and $120,000, respectively.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2004. Interest earned on the collateral amounted to approximately $22,000, $18,000 and $31,000 in 2004, 2003 and 2002, respectively.

## NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

| | 2004 | 2003 |
|---|---|---|
| Equipment | $ 360,214 | $ 267,448 |
| Furniture and fixtures | 110,600 | 82,020 |
| | 470,814 | 349,468 |
| Less accumulated depreciation and amortization | (267,116) | (220,618) |
| | $ 203,698 | $ 128,850 |

## NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $7,916,000 and $7,083,000, respectively, which was $7,671,000 and $6,915,000, respectively, in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .35 to 1 and .31 to 1, respectively. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

Subsequent to December 31, 2003, the Company distributed $800,000 to its members.

## NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2013. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

| Year | Amount |
|---|---|
| 2005 | $ 447,000 |
| 2006 | 268,000 |
| 2007 | 268,000 |
| 2008 | 278,000 |
| 2009 | 255,000 |
| Thereafter | 561,000 |
| | $ 2,077,000 |

Rent expense including taxes and operating expenses for 2004, 2003 and 2002 amounted to $477,668, $504,524 and $440,804, respectively.

## NOTE F - OTHER

During each of 2004, 2003 and 2002, the Company was charged $240,000 by Siebert for rent and general and administrative services.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**SIEBERT FINANCIAL CORP.**

By: /s/ MURIEL F. SIEBERT
Muriel F. Siebert
Chair and President

Date: March 31, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Muriel F. Siebert<br>Muriel F. Siebert | Chair, President and Director (principal executive officer) | March 31, 2005 |
| /s/ Nicholas P. Dermigny<br>Nicholas P. Dermigny | Executive Vice President, Chief Operating Officer and Director | March 31, 2005 |
| /s/ Joseph M. Ramos, Jr.<br>Joseph M. Ramos, Jr. | Chief Financial Officer and Assistant Secretary (principal financial and accounting officer) | March 31, 2005 |
| /s/ Patricia L. Francy<br>Patricia L. Francy | Director | March 31, 2005 |
| /s/ Leonard M. Leiman<br>Leonard M. Leiman | Director | March 31, 2005 |
| /s/ Jane H. Macon<br>Jane H. Macon | Director | March 31, 2005 |
| /s/ Robert P. Mazzarella<br>Robert P. Mazzarella | Director | March 31, 2005 |
| /s/ Nancy S. Peterson<br>Nancy S. Peterson | Director | March 31, 2005 |

## EXHIBIT INDEX

| Exhibit No. | Description Of Document |
|---|---|
| 2.1 | Plan and Agreement of Merger between J. Michaels,Inc. ("JMI") and Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), dated as of April 24, 1996 ("Merger Agreement") (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 2.2 | Amendment No. 1 to Merger Agreement, dated as of June 28, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 2.3 | Amendment No. 2 to Merger Agreement, dated as of September 30, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 2.4 | Amendment No. 3 to Merger Agreement, dated as of November 7, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 3.1 | Certificate of Incorporation of Siebert Financial Corp., formerly known as J. Michaels, Inc. originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997) |
| 3.2 | By-laws of Siebert Financial Corp. (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-1 (File No. 333-49843) filed with the Securities and Exchange Commission on April 10, 1998) |
| 10.1 | Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997) |
| 10.2 | 10(a) Siebert Financial Corp. 1997 Stock Option Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 10.4 | LLC Operating Agreement, among Siebert, Brandford, Shank & Co., LLC, Muriel Siebert & Co., Inc., Napoleon Brandford III and Suzanne F. Shank, dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 10.5 | Services Agreement, between Siebert, Brandford, Shank & Co., LLC and Muriel Siebert & Co., Inc., dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996) |
| 10.6 | Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997) |
| 10.7 | Stock Option Agreement, dated March 11, 1997, between the Company and Patricia L. Francy (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999) |
| 10.8 | Stock Option Agreement, dated March 11, 1997, between the Company and Jane H. Macon (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999) |
| 10.9 | Stock Option Agreement, dated March 11, 1997, between the Company and Monte E. Wetzler (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999) |
| 10.10 | Employment Agreement, dated as of April 9, 1999, between the Company and Daniel Jacobson (incorporated by reference to Siebert FinancialCorp.'s Form 10-Q for the quarter ended September 30, 1999) |
| 10.11 | Strategic Alliance Agreement, dated as of April 29, 2002, by and between Intuit Inc, Muriel Siebert & Co., Inc. and Investment Solutions, Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.) |
| 10.12 | Fully Disclosed Clearing Agreement, dated April 30, 2002, by and between the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation and Muriel Siebert & Co., Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.) |

| Exhibit No. | Description Of Document |
|---|---|
| 21 | Subsidiaries of the registrant (incorporated by reference to Siebert Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001) |
| 23 | Consent of Independent Auditors |
| 31.1 | Certification of Muriel F. Siebert pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Joseph M. Ramos, Jr. pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley act of 2002. |
| 32.1 | Certification of Muriel F. Siebert of Periodic Financial Report under Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of Joseph M. Ramos, Jr. of Periodic Financial Report under Section 906 of the Sarbanes- Oxley Act of 2002 |

**Exhibit 31.1**

**CERTIFICATION**
**PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,**
**AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Muriel F. Siebert certify that:

1. I have reviewed this report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Muriel F. Siebert Date: March 31, 2005

Muriel F. Siebert

Chair and President

(principal executive officer)

**Exhibit 31.2**

**CERTIFICATION**
**PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,**
**AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Joseph M. Ramos, Jr. certify that:

1. I have reviewed this report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joseph M. Ramos, Jr. Date: March 31, 2005

Joseph M. Ramos, Jr.

Chief Financial Officer

(principal financial and accounting officer)

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Muriel F. Siebert, in my capacity as Chair and President of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Date: March 31, 2005

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Joseph M. Ramos, Jr., in my capacity as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer

Date: March 31, 2005

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Fiancial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K/A

**Amendment No. 1**

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended DECEMBER 31, 2004

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to __________

Commission file number 0-5703

# SIEBERT FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **NEW YORK**<br>(State or other jurisdiction of incorporation or organization) | **11-1796714**<br>(I.R.S. Employer Identification No.) |
| **885 THIRD AVENUE, NEW YORK, NEW YORK**<br>(Address of principal executive offices) | **10022**<br>(Zip Code) |
| Registrant's telephone number | (212) 644-2400 |

Securities registered under Section 12(b) of the Exchange Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **NONE** | **NONE** |

Securities registered under Section 12(g) of the Exchange Act:

**COMMON STOCK, PAR VALUE $.01 PER SHARE**

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (ss. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The number of shares of the Registrant's outstanding Common Stock, as of March 9, 2005, was 22,084,587 shares. The aggregate market value of the Common Stock held by non-affiliates of the registrant (based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2004), was $7,362,139.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before April 30, 2005, incorporated by reference into Part III.

**Explanatory Note:**

Siebert Financial Corp. (the "Company") is filing this Amendment to the Annual Report on From 10-K filed with the Securities Exchange Commission on March 31, 2005 (the "Original Report") solely to (i) correct a typographical error appearing in Item 15. Exhibits and Financial Statement Schedules on page 24 of the Original Report, (ii) correct a typographical error appearing in the Report of Independent Registered Public Accounting Firm on page F-1 of the Original Report and (iii) to include Exhibit 23 Consent of Independent Registered Public Accounting Firm which was inadvertently not included as an exhibit to the Original Report. No other changes are being made by means of this filing.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following documents are filed as part of this report:

1. Financial Statements

   The consolidated Financial statements for the year ended December 31, 2004 commence on page F-1 of this report on Form 10-K.

2. Financial Statement Schedules

   None.

3. Exhibits

   The exhibits required by Item 601 of the Regulation S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors and Stockholders
Siebert Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and its wholly owned subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

New York, New York
March 22, 2005

With respect to Note B
March 29, 2005

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**SIEBERT FINANCIAL CORP.**

By: /s/ MURIEL F. SIEBERT

Muriel F. Siebert
Chair and President

Date: April 4, 2005

**Exhibit 23**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in (1) the Registration Statement on Form S-8, File No. 333-43837, (2) the Registration Statement on Form S-8, File No. 333-43839, (3) the Registration Statement on Form S-8, File No. 333-72939, (4) the Registration Statement on Form S-3, File No. 333-81037 and (5) the Registration Statement on Form S-8, File No. 333-102701 of our report dated March 22, 2005 (with respect to Note B, March 29, 2005) on our audit of the consolidated financial statements of Siebert Financial Corp. and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 3, 2005 on our audit of the financial statements of Siebert, Brandford, Shank & Co., L.L.C. included in this Annual Report on Form 10-K. In addition, we consent to the reference to us under the heading "Experts" in the Registration Statement on Form S-3.

/s/ Eisner LLP

New York, New York
March 30, 2005

**Exhibit 31.1**

**CERTIFICATION**
**PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,**
**AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Muriel F. Siebert certify that:

1. I have reviewed this report on Form 10-K/A of Siebert Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President
(Principal executive officer)

Date: April 4, 2005

**Exhibit 31.2**

**CERTIFICATION**
**PURSUANT TO EXCHANGE ACT RULE 13A-14 AND 15D-14,**
**AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Joseph M. Ramos, Jr. certify that:

1. I have reviewed this report on Form 10-K/A of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrants internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer
(Principal financial and accounting officer)

Date: April 4, 2005

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Muriel F. Siebert, in my capacity as Chair and President of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Date: April 4, 2005

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission (the "Report"), I, Joseph M. Ramos, Jr., in my capacity as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the report.

/s/ Joseph M. Ramos, Jr.
Joseph M. Ramos, Jr.
Chief Financial Officer

Date: April 4, 2005

A signed original of this written statement required by Section 906, or other documents authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

(This page intentionally left blank.)

## OFFICERS

**Muriel F. Siebert**
Chairwoman & President
Chief Executive Officer

**Nicholas P. Dermigny**
Executive Vice President
Chief Operating Officer

**Ameen Esmail**
Executive Vice President
Director of Business Development

**Joseph M. Ramos, Jr.**
Executive Vice President
Chief Financial Officer

**Jeanne M. Rosendale**
Executive Vice President
General Counsel

**Daniel Iesu**
Secretary

**Transfer Agent**
American Stock Transfer
& Trust Company

**Independent Auditor**
Eisner LLP

## DIRECTORS

**Muriel F. Siebert**
Chairwoman & President
Chief Executive Officer



**Nicholas P. Dermigny**
Executive Vice President
Chief Operating Officer



**Patricia L. Francy**
Special Advisor for Alumni Relations; Retired Treasurer & Controller, Columbia University



**Leonard M. Leiman**
Counsel
Fulbright & Jaworski L.L.P.



**Jane H. Macon, Esq.**
Partner
Fulbright & Jaworski L.L.P.



**Robert P. Mazzarella**
Retired President
Fidelity Investment Brokerage Services, LLC



**Nancy S. Peterson**
President and Chief Executive Officer
Peterson Tool Company, Inc.



## Offices In:


**Beverly Hills**
693 Wilshire Boulevard, Beverly Hills, CA 90212
Telephone: 800.995.7880 Fax: 310.788.7888

**Boca Raton**
400 North Federal Highway, Suite 152, Boca Raton, FL 33431
Telephone: 800.728.3352 Fax: 561.368.9750

**Jersey City**
11 Pavonia Avenue, Jersey City, NJ 07310
Telephone: 800.872.0711 Fax: 201.239.5741

**New York Headquarters**
85 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.327.8379 Fax: 212.486.2784

**Naples**
00 Fifth Avenue South, Suite 100, Naples, FL 34102
Telephone: 800.293.3891 Fax: 239.435.9788

**Palm Beach**
0A South County Road, Palm Beach, FL 33480
Telephone: 800.909.4503 Fax: 561.802.4444

**Surfside**
569 Harding Avenue, Surfside, FL 33154
Telephone: 800.773.2980 Fax: 305.868.5670

**Women's Financial Network at Siebert**
85 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.936.4968 Fax: 212.486.2784


Siebert Brandford Shank & Co., L.L.C. offices located in:
Atlanta • Anchorage • Chicago • Dallas • Detroit • Fort Worth • Houston • Los Angeles
Miami • New York • Oakland • Orlando • San Antonio • Seattle • Washington D.C.

www.siebertnet.com

# SIEBERT

MURIEL SIEBERT & CO., INC.

Member NYSE/NASD/SIPC • Established 1967 • NASDAQ symbol SIEB